Exhibit 99.1

Postmedia Shareholders and Noteholders Approve Recapitalization Transaction

TORONTO--(BUSINESS WIRE)--September 7, 2016--Postmedia Network Canada Corp. (“PNCC” or the “Company”) is pleased to announce that, at shareholders’ and noteholders’ meetings held today in Toronto (collectively, the “Meetings”), the shareholders of the Company and the noteholders of Postmedia Network Inc. (“PNI”) voted overwhelmingly in support of the previously announced proposed recapitalization transaction (the “Recapitalization Transaction”) to be implemented by way of a corporate plan of arrangement under the Canada Business Corporations Act (the “Plan of Arrangement”).

Approval of the Plan of Arrangement

At the Meetings, 99.9% of the votes cast by shareholders (representing approximately 93% of the outstanding shares), 100% of the votes cast by first lien noteholders (representing approximately 95% of the first lien notes) and 100% of the votes cast by second lien noteholders (representing approximately 80% of the second lien notes) were voted in favour of the Plan of Arrangement.

Approval of the Rights Plan Amendments

As previously announced by the Company, pursuant to requirements under the rules of the Toronto Stock Exchange (the “TSX”), shareholders and second lien noteholders were also asked to vote on a resolution (the “Rights Plan Amendments Resolution”) to approve certain amendments (the “Rights Plan Amendments”) to the Company’s shareholder rights plan dated as of November 8, 2010 between the Company and Computershare Trust Company of Canada, as rights agent. The Rights Plan Amendments, which are described in detail in the management information circular prepared for the Meetings and available on the Company’s website and on its SEDAR profile, will become effective only upon completion of the Recapitalization Transaction.

Pursuant to and in satisfaction of the requirements of the TSX, the Rights Plan Amendments Resolution received approval of (i) a simple majority of the number of aggregate votes cast at the shareholders’ and second lien noteholders’ meetings on a combined basis (based on the number of shares of PNCC to be held by shareholders and second lien noteholders on a post-consolidation basis following completion of the Recapitalization Transaction), and (ii) a simple majority of the aggregate number of votes cast at the shareholders’ and second lien noteholders’ meetings on a combined basis (based on the number of shares of PNCC to be held by shareholders and second lien noteholders on a post-consolidation basis following completion of the Recapitalization Transaction), without giving effect to votes cast by any person that will hold more than 20% of the total number of outstanding shares of the Company upon completion of the Recapitalization Transaction. At the applicable meetings, 99.79% of the aggregate votes cast by shareholders and the second lien noteholders on a combined basis were voted in favour of the Rights Plan Amendments Resolution, and excluding votes cast by any person that will hold more than 20% of the total number of outstanding shares of the Company upon completion of the Recapitalization Transaction, 98.92% of the aggregate votes cast by shareholders and the second lien noteholders on a combined basis were voted in favour of the Rights Plan Amendments Resolution.

Court Approval and Implementation

The Company, PNI and PNI’s subsidiary, 9854711 Canada Limited, will attend a hearing before the Ontario Superior Court of Justice (Commercial List) (the “Court”) currently scheduled for September 12, 2016 to seek a final order of the Court approving the Plan of Arrangement. If the approval of the Court is obtained, and the other conditions to completion of the Recapitalization Transaction are satisfied or waived, it is expected that the Recapitalization Transaction will be completed on or about September 30, 2016.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., a Canadian newsmedia company representing more than 200 brands across multiple print, online, and mobile platforms. Award-winning journalists and innovative product development teams bring engaging content to millions of people every week whenever and wherever they want it. This exceptional content, reach and scope offers advertisers and marketers compelling solutions to effectively reach target audiences. For more information, visit www.postmedia.com.

Forward-Looking Statements

This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to: the implementation, completion and timing of the Recapitalization Transaction. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the risk that the Recapitalization Transaction may not obtain the required approvals or be completed on the terms or on the timeline described in this press release or at all; the costs associated with the Recapitalization Transaction; and the risk that the anticipated benefits and consequences of the Recapitalization Transaction may not be achieved. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2015, 2014 and 2013 and in our annual information form dated November 25, 2015. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

CONTACT:
Postmedia
Media Contact
Phyllise Gelfand, 416-442-2936
Vice President, Communications
pgelfand@postmedia.com
or
Investor Contact
Doug Lamb, 416-383-2325
Executive Vice President and Chief Financial Officer
dlamb@postmedia.com